September 21,
2005


Mail Stop 3561

Via US Mail and Facsimile

Mr. Greg Smith
Chief Executive Officer and Chief Financial Officer
ERF Wireless, Inc.
2911 South Shore Blvd., Suite 100
League City, Texas 77573

Re:	ERF Wireless, Inc.
	Form 10-KSB for the year ended December 31, 2004
	Forms 10-QSB for the periods ended March 31, 2005 and June
30,
2005
	Commission file #: 000-27467

Dear Mr. Smith:

We have reviewed your August 29, 2005 response letter and have the following comments. Where indicated, we think you should revise your document in response to these comments. Also, please file an amended
Form 10-KSB in response to our request for expanded or revised disclosure. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary.
We
also ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.


* * * * * * * * * * * * * * * * * * * * * * *

Form 10-KSB for the year ended December 31, 2004

MD&A

- Critical Accounting Policies and Estimates, page 11

1. We note from your response to prior comment 2 that you have noted our comment. Please confirm to us that you will make the requested changes in future filings.


Note 1.  Basis of Presentation

- Nature of the Company, page 23

2. We note from your response to prior comment 9 that you have revised Note 1 to present circumstances that resulted in your accounting for the acquisition of Eagle R. F. International, Inc. as a reverse acquisition. Please revise your disclosure to address the key considerations for reverse acquisition accounting as outlined in paragraph 17 of SFAS No. 141, including the relative voting rights of shareholders of the combined entity, the composition of the governing body and the composition of senior management of the new entity.

- Basic Loss Per Share

3. We note from your response to prior comment 12 that you have recalculated EPS on the face of the statements of operations. Because you have corrected the amount reported as loss per share on the face of the statements of operations, the change should be treated as a correction of an error and you should add a note to the financial statements discussing the previous amount reported and the restated amount, and mark the 2004 column on the statement of operations as "restated." Your independent auditor also needs to refer to the restated amount and related note in their audit report.
See paragraph 37 of APB 20. Additionally, we do not believe your disclosure in the last paragraph of the Basic Loss Per Share section of Note 1 is consistent with the way you have accounted for the reverse acquisition of Eagle R.F. International. Please revise your disclosure in Note 1 to present the appropriate accounting treatment of earnings per share after a reverse acquisition, similar to the language you have provided in your response to comment 12.

Note 2.  Change of Control

4. We note from your response to prior comment 13 that STJV also acquired 1,000,000 shares of Series A Convertible Preferred Stock in
May 2004 and in Note 5 you disclose that together the common and preferred shares acquired gave STJV a voting majority. Please revise
Note 2 to also state that the acquisition of both the common and preferred shares gave STJV a voting majority and therefore there was a change in control of the Company. We do not believe it is apparent from the disclosures currently provided in Note 2 how a change in control occurred.





Note 3. Debt Conversion

5. We have reviewed the Company`s response to our prior comment number 14 and the disclosures that have been provided in the Company`s financial statements in response to our prior comment. Based on your response and your revised disclosures, it appears that the Company is recognizing a deemed dividend for the beneficial conversion feature associated with the Series A Convertible Preferred
Stock at the time that advances received are converted into Series
A
Convertible Preferred Shares. Please tell us and clarify in your financial statements why you believe it is appropriate to recognize the beneficial conversion feature at the time that the Series A Convertible Preferred Shares are issued rather than at the time that advances are initially received by the Company. As part of your response, please clarify how the treatment used by the Company complies with the guidance outlined in EITF 98-5 and EITF 00-27, as applicable.

Note 5.  Capital Stock

6. We note from your response to prior comment 15 that the
1,000,000
shares of preferred stock reflected as outstanding at December 31, 2002 and 2003 are the shares that were issued to STJV in May 2004. Because this issuance took place approximately four months prior to the Eagle transaction we are not clear as to why you have presented guidance addressing simultaneous common control mergers in your response. Please explain to us in more descriptive language why you believe these shares should be shown as issued and outstanding as of
December 31, 2002 and 2003 rather than presented on the statement of stockholders` equity as issuances during 2004. In this regard, we do not understand why both the 1,000,000 convertible preferred shares issued to STJV in May 2004 and the 1,000,000 shares issued to acquire
Eagle R.F. International on October 12, 2004, have been reflected as outstanding during all periods presented. Please advise or revise as appropriate. See SEC Practice Chapter 10. Application of Reverse Purchase Accounting.

Form 10-QSB for the quarter ended June 30, 2005

Note 12. Subsequent Events

7. We note from your response to prior comment 21 that you believe the acquisition of Skyvue should be considered the acquisition of a business. Please revise your disclosure in Note 12 to include the disclosures outlined in paragraphs 51 and 52 of SFAS 141 as this acquisition occurred prior to the issuance of the financial statements. See paragraph 57 of SFAS 141.


Form 8-K dated August 8, 2005
8. We note that you have filed a Form 8-K under Item 1.01 announcing a binding letter of intent to acquire Skyvue USA. However, you are required to file a Form 8-K under Item 2.01 upon the finalization or closing of the transaction. As it appears from the disclosure in
Note 12 to the Financial Statements for the quarterly period ended June 30, 2005 that the formal closing of the transaction occurred on
August 12, 2005, we request that you file a Form 8-K announcing this closing as soon as possible. The Form 8-K should also indicate that the required financial statements and proformas have not yet been filed and state when these items will be filed. See Item 9.01(a)(4)
of Form 8-K.

Other

9. As requested in our previous letter, in connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

* * * * * * * * * * * * * * * * * * * * * * *

As appropriate, please respond to these comments via EDGAR within
10
business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information.

You may contact Claire Erlanger at 202-551-3301 or me at 202-551-
3813
if you have questions.

      Sincerely,


								Linda Cvrkel
								Branch Chief
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Mr. Greg Smith
ERF Wireless, Inc.
September 21, 2005
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